

June 18, 2024

Koh Kuan Hua
Chairman and Chief Executive Officer
Uni-Fuels Holdings Ltd
15 Beach Road, Beach Centre #05-07
Singapore 189677

> **Re: Uni-Fuels Holdings Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted June 6, 2024**
> **CIK No. 0002021688**

Dear Koh Kuan Hua:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 31, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted June 6, 2024

Business
Our Major Customers, page 67

1. We note your response to prior comment 12 and reissue in part. Please revise to disclose the names of the customers to which the company's business and profitability is dependent. Further, please disclose whether any of the customers referenced in this section are related parties. Refer to Item 4.B.6 of Part I of Form 20-F.

Please contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence S. Venick